Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For August 25, 2011

Euro Tech Holdings Company Limited

(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                            .

Item 5. Other Events

On or about August 25, 2011, Euro Tech Holdings Company Limited (the “Registrant”) caused to be sent to its shareholders of record copies of its Annual Report on Form 20-F for its fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on or about June 28, 2011, and a Notice of its Annual Meeting of Shareholders to be held on September 16, 2011 in Hong Kong and a Proxy Statement with regard to that meeting.

Item 7. Financial Statements and Exhibits

Exhibit 99.1 — Notice of Annual Meeting of Shareholders, Proxy Statement and Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: August 29, 2011	By:	/s/ T.C. Leung
T.C. Leung, Chief Executive Officer
and Chairman of the Board